Exhibit 99.1

Maris-Tech’s Technology to be Deployed at Beresheet 2 Lunar Mission- Israeli Spacecraft

Maris- Tech received a purchase order from SpaceIL for the development of a video recording, streaming and image processing solution

REHOVOT, Israel, July 05, 2022 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a B2B provider of intelligent video transmission technology, today announced that it has been chosen by SpaceIL, an organization that strives to promote science and science education, which in 2019 became the first private entity in history to reach the moon, to take part in “Beresheet 2 Lunar Mission”, Israeli Lunar Spacecraft. As a result, the Company received a purchase order, for the Jupiter-Space development.

The Company’s Neptune-Space previously served as the video recording and streaming solution on the 2019 SpaceIL “Beresheet” spacecraft, the first Israeli and the first privately initiated mission to land on the moon.

“We are thrilled to take part in this important mission. Our unique and miniature technology allows users to stream high quality video in real time and in extreme conditions. We strive to provide our customers with cutting-edge, custom technologies, and are pleased with our second mission with SpaceIL,” said Israel Bar, CEO of Maris-Tech.

Shimon Sarid, CEO of SpaceIL, commented “We are proud to team up with Maris-Tech and make together our journey all the way to the moon.”

Beresheet 2 Lunar Mission is a three Spacecraft Mission to the Moon: one Orbiter and two Landers. The Orbiter is planned to launch from Earth while carrying the two Landers, arrive to the moon, safely release the Landers at different times and continue orbiting the moon for several years, while the Landers are planned to be released from the Orbiter and land at different sites on the moon. Each spacecraft is performing at least one scientific mission.

The Jupiter-Space is designated for both Beresheet 2 Landers and Orbiter. It oversees cameras operation, image processing and additional processing including hosting landing algorithm.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the details of Beresheet 2 Lunar Mission. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F, filed with the SEC related to our initial public offering and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Michal Efraty,
Adi and Michal PR- IR
Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com